EXHIBIT 14.1
Tekelec Code of Business Conduct

Tekelec Code of Business Conduct
I. Introduction
          Tekelec and its subsidiaries and other controlled affiliates (the “Company”, “Tekelec” or “we”) strive to apply high ethical and legal principles, in strict compliance with the law, in every aspect of their business conduct. The purpose of this Code of Business Conduct (the “Code”) is to memorialize the Company’s ethical and legal principles and ensure their consistent and effective application across the full range of the Company’s business.
          This Code does not cover every issue that may arise, but it sets out basic principles that you must comply with and which will guide you in the course of performing your duties and responsibilities to the Company.
          Overall, this Code is designed to deter illegal or unethical acts and promote the following:
•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting to an appropriate person or persons identified herein of violations of this Code; and

•	accountability for adherence to this Code.
II. Administration of the Code
     A. Applicability and Certifications
          This Code applies to all of the Company’s employees, officers and directors. In addition, although the principles listed in this Code are specifically directed to Company personnel, the Company’s agents, sales representatives, consultants, resellers and distributors should also abide by these principles when acting on the Company’s behalf. The provisions of this Code apply to the Company’s operations in the United States and in every other country in which the Company does business, to the full extent permitted by local law.
          It is your responsibility to be familiar with the Code as it may be revised from time to time. All employees, officers and directors must sign a certificate confirming that they have read and understand this Code, and may periodically be required to sign a letter confirming their compliance with this Code and disclosing any potential conflicts of interest. Failure to read the Code or sign a confirmation does not excuse you from complying with this Code.

     B. Reporting Suspected Violations
          Reporting. This Code is an important statement of Tekelec’s ethical principles, and a violation of this Code is a serious matter. If you believe that you or someone else has violated or potentially may have violated the Code, other Company policies, or the law, or you are unsure whether conduct you or someone else is considering engaging in may violate the Code, other Company policies, or the law, you must report the matter to at least one of the following, herein referred to as “Escalation Parties”:
•	the Human Resources Department;

•	the Company’s toll-free Ethics Hotline (the “Hotline”), posted in Company locations worldwide and on the Company’s Intranet;

•	the Legal Department;

•	the Internal Audit Department;

•	any higher authority in your chain of command (except where the potential violation involves such higher authority); or

•	the Chairman of the Audit Committee of the Board of Directors.
          No Retaliation. The Company will not retaliate against anyone who in good faith reports a violation or suspected violation of the Code, other Company policy or the law. In addition, we will not tolerate any harassment or intimidation of anyone who reports a suspected violation. On the contrary, the Company appreciates and requires efforts on the part of its employees to communicate possible wrongdoing. In addition, we are subject to certain “whistleblower” and anti-retaliation laws, including provisions of law relating to workplace safety, the environment, securities fraud and fraud against shareholders, that are designed to protect employees from discrimination or harassment for lawful acts done by an employee to provide information to us or certain governmental authorities in investigations with respect to certain matters.
          Anonymity. It is helpful to the Company for you to identify yourself when reporting violations or suspected violations, because this will better enable the Company to investigate the suspected wrongdoing. However, the Company recognizes that in some cases you may wish to remain anonymous and the Company encourages even anonymous good faith reports of violations. If you make an anonymous report, the Company asks that you provide as much detail as possible regarding the allegedly wrongful conduct, the individuals involved and the basis for the allegations.
          Further Guidance. Tekelec is committed to providing accessible, timely and specific guidance to employees, officers, and directors who have questions regarding the Code, other Company policies or the law, or who seek guidance concerning legal or ethical issues. If you have a question, you are encouraged to consult any higher authority in your chain of command or members of the Legal Department.

     C. Investigations of Suspected Violations
          Investigations. All reported potential violations of the Code, other Company policies, or the law will be investigated promptly, as appropriate. Employees are expected and required to cooperate in all Company investigations. Investigations are generally conducted by Human Resources, Internal Audit and/or the Legal Department and/or such external persons as are designated by our Officers, Board of Directors or committees thereof. Generally, employees are not authorized or permitted to conduct any investigations on their own.
          Cooperation with Government Investigations. The Company will cooperate to the fullest extent reasonable and practical with appropriate federal, state and local authorities investigating an offense. You are expected to do the same. It is a violation of this Code and applicable law to conceal an offense or to alter or destroy evidence or other records.
     D. Consequences of Non-Compliance
          Generally. All Tekelec employees, officers and directors are expected to follow both the letter and the spirit of the Code, other Company policies and the law. You are responsible for your own compliance — the fact that a supervisor instructed you to perform an act that violates the Code, other Company policies, or the law is not an excuse. If you feel that a supervisor is instructing you to commit such a violation, you must immediately contact an Escalation Party. Failure to comply with the Code, other Company policies, or the law may have severe consequences both for the individuals involved and for the Company.
          Disciplinary Action. A violation of the Code, other Company policies, or the law can result in disciplinary action, up to and including termination. The Company will follow whatever procedures and take whatever disciplinary action it deems necessary and appropriate under the particular circumstances.
          Penalties. If you violate the Code, other Company policies or the law, you may subject yourself to the risk of civil or criminal prosecution, imprisonment and fines, and you may be required to reimburse the Company for losses or damages that result from such violations. The Company may also be subject to prosecution for these violations.
     E. Waivers and Amendments
          Any request for a waiver of the Code for a Company employee or an individual or entity acting on behalf of the Company must be approved by the Legal Department. Any waiver or amendment to the Code for any executive officer or director must be approved by the Company’s Board of Directors, and any waiver shall be limited and qualified so as to protect the Company to the greatest extent possible. Waivers of the Code for certain executive officers and directors, as well as certain amendments of the Code, along with the reasons for the waiver or amendment, will be disclosed by the Company in accordance with applicable law.

III. Tekelec Legal and Ethical Standards
          Tekelec conducts business in countries around the world. As a result, our operations are subject to the laws of many countries, provinces, states, municipalities and organizations (such as the European Union). Additionally, the laws of the United States (and in some instances other countries’ laws) frequently extend to Tekelec’s operations throughout the world as well as to the business activities of Company employees wherever they live and work. Consequently, regardless of where you work, it is important that you comply with both the laws and governmental rules and regulations of the country where you work as well as any applicable U.S. or other laws, rules and regulations, particularly as a result of Tekelec’s status as a publicly traded company in the U.S.
          In some instances, there may be a conflict between the applicable laws of two or more countries. If you encounter such a conflict, it is especially important to consult with the Legal Department to understand how to resolve the conflict properly.
          The following sections summarize certain laws and ethical principles that are of particular importance to the Company. In addition, you should read and understand the detailed policies, maintained on the Company’s Intranet site, that supplement this Code. Such additional policies may not be expressly referenced in this Code, but you must adhere to such policies nonetheless. If you do not have web access, you may obtain printed copies of these policies from your manager, the Legal Department or the Human Resources Department.
          The Company recognizes that the Code and other Company policies cannot possibly anticipate all potential scenarios and issues that you may encounter. The Company relies upon each of you to act with integrity, to use your best judgment, to seek guidance when necessary and to handle situations ethically and responsibly.
     A. Advancing Tekelec’s Interests
          Through your association with Tekelec, you owe Tekelec certain duties. In particular, you cannot personally take for yourself business opportunities discovered using Company property, information or influence. You must advance Tekelec’s legitimate interests when the opportunity to do so arises. Tekelec assets should be used only for Company’s legitimate business purposes and you cannot use these assets for personal gain. In addition, you may not engage in any transaction causing you to gain from the loss in value of Tekelec’s stock or other securities.
     B. Conflicts of Interest
          Tekelec employees, directors and officers must avoid having any real or perceived conflict of interest. A “conflict of interest” occurs when an employee’s personal, family or economic interest interferes, or even appears to interfere, in any way with the Company’s interests. In general, this means that you should avoid relationships or activities that might impair, or even appear to impair, your capacity to make objective decisions as an employee, officer or director of Tekelec.

          Conflicts of interest could occur in many ways and we cannot describe every situation in which conflicts may arise. A conflict of interest may arise whenever you are in a situation where factors other than Tekelec’s business interests could influence your decision making. For example, some common situations that can create a conflict of interest include:
•	Working, in any capacity, for a competitor, customer or vendor while still employed by or performing services for Tekelec.

•	Competing with the Company in connection with the purchase or sale of any services, goods or property.

•	Having or accepting a personal interest in a transaction involving Tekelec or any of its customers, vendors or suppliers.

•	Directing business to, or participating in the selection of, a vendor or supplier owned or managed by yourself, family members or close personal friends.

•	Taking a financial interest in any company that is a customer, supplier or competitor of Tekelec in any line of business if such financial interest appears to influence your decisions on behalf of Tekelec.

•	Having an outside business relationship with another Tekelec employee.

•	Disclosing or using your knowledge or information about Tekelec for personal gain.

•	Directly supervising members of your family.

•	Making a loan to any person you supervise directly or indirectly.
          Employees must obtain approval from Tekelec’s Board of Directors or Chief Executive Officer prior to serving on the board of directors of (i) a public company, (ii) a company where a potential conflict of interest with Tekelec may exist, or (iii) any outside organization where the employee is acting as a representative of Tekelec. Tekelec permits employees to serve on boards of directors other than these without prior approval where such service does not adversely affect the employee’s duties or performance at Tekelec.
          Personal loans from the Company to any executive officer (as defined by securities laws) or director are unlawful and prohibited. Personal loans from the Company to any other employee must be approved in writing in advance by the Legal Department or in accordance with an approved Tekelec program.
          You may not use a friend, family member or any third party for purposes of circumventing this conflict of interest policy. Employees have an ongoing duty to disclose situations that may constitute the appearance of or an actual conflict of interest. If you think you or someone you work with may have a conflict of interest, you must promptly report this information to an Escalation Party.
          Tekelec’s officers and directors have enhanced responsibilities to avoid conflicts because of fiduciary duties owed to Tekelec and its stockholders. Officers and directors should immediately disclose any potential or actual conflict of interest to the Legal Department.

     C. Gifts and Entertainment
          Receiving Gifts and Entertainment. Tekelec does not prohibit the receipt of gifts or entertainment; however, when Tekelec employees, directors and officers receive certain gifts and entertainment from a customer, vendor or supplier, it may create the appearance of impropriety, an improper expectation on the part of a third party provider, or the impression that you favor a supplier, vendor or customer for reasons of personal advantage rather than justified business reasons. In particular, employees directly involved in acquiring products or services from outside parties must use special care to avoid the existence — or even the appearance — of such a situation.
          Prior to receiving gifts or entertainment, you should ask yourself the following questions:
•	Was this gift or entertainment solicited by yourself? You must never ask a customer, vendor or supplier for gifts or entertainment.

•	Does this gift create an expectation on the part of the customer, vendor or supplier? You must not accept gifts or entertainment in exchange for doing, or promising to do, anything for a customer, vendor or supplier;

•	Is this gift for more than nominal value? You must not accept gifts in an amount exceeding nominal value from a single customer, vendor or supplier during a calendar year.

•	Is this gift cash or cash equivalent? Do not accept gifts that are cash or cash equivalents, including gift certificates.

•	Is this entertainment unduly lavish and not otherwise reasonable and customary for the circumstances?

•	Will entertainment occur at venues or be provided in a manner that would be harmful to Tekelec’s reputation if publicly known?
          If the answer to any of the above questions is “yes”, you should not take part in the exchange of such gift or entertainment. In some cases and in some cultures, the return or refusal of a gift may not be practical or in-line with local custom — if you feel this is the case, please contact the Legal Department or any Escalation Party immediately for instructions on further handling.
          Giving Gifts and Entertainment. Gifts given must be of nominal value, must not be cash or cash equivalents and should further Tekelec’s business interests. Business entertainment given by Tekelec must not be unduly lavish, must be conducted at venues and be provided in a manner that would not be harmful to Tekelec’s reputation and must be intended only to facilitate the business goals of Tekelec. Consult with the Legal Department for additional guidance to help determine whether giving a gift or entertainment in a certain circumstance and in a certain culture may be appropriate. Overall, you must always consider whether you accepting or giving a gift or entertainment would create the appearance of influence — if so, you must not accept or give such a gift or entertainment.

     D. Insider Trading
          Employees, officers and directors who have access to material nonpublic information about Tekelec, its suppliers, vendors and customers must not use or share that information for the purposes of trading stock or other securities (such as options), or for any other purpose, except in connection with the conduct of Tekelec’s business. Doing any of the above constitutes insider trading which is a violation of U. S. law and could result in civil or criminal penalties, up to and including imprisonment. You should avoid even the appearance of improperly trading on material nonpublic information to prevent potential civil and criminal penalties against Tekelec or the individual(s) involved in the trade. “Material nonpublic information” is information that is not publicly available that could lead an ordinary investor to buy or sell Tekelec’s or another company’s stock or other securities.
          Specifically:
•	You must never use any material nonpublic information (including information you acquired as a “tip” from others) to trade in Tekelec’s or any other company’s stock or securities.

•	You must keep confidential all material non-public information and not disclose it to any party, except when such disclosure is for a valid business purpose and authorized in advance, or when you are otherwise legally obligated to do so. In general, any “selective” disclosure of material non-public information must be covered by a nondisclosure agreement.

•	You must never “tip” any person, including friends, family or other persons about material nonpublic information or advise them to trade in Tekelec’s or another company’s stock or securities.
          Beyond the above guidelines, the Company maintains, and you are subject to, a separate more detailed Insider Trading Policy. If there is any chance you may have material nonpublic information about a company through your position at Tekelec, you must contact the Legal Department prior to trading in that company’s stock or securities.
     E. Confidentiality
          Obligation of Confidentiality. You must maintain the confidentiality of and not disclose any non-public Tekelec information or information entrusted to you by the Company or its customers and suppliers except when disclosure is authorized by an executive officer of the Company or required by applicable laws or regulations. The obligation to preserve such confidential information extends beyond the term of employment with, or service to, the Company. Your obligation to maintain the confidentiality of all such confidential information prohibits you from, among other things, disclosing information to fellow Tekelec employees who do not need such information for legitimate business reasons, posting such information on the Internet, and otherwise disclosing such information to outside parties without Company approval.

          Confidential Information. “Confidential information” includes, without limitation, all information that, if disclosed, might be of use to competitors of the Company or harmful to the Company or its customers or suppliers. For example, confidential information includes customer lists, financial documents, pricing, customer, manufacturer and vendor information, corporate development materials, laboratory data, the cost of goods, personnel files, employee rosters, organization charts, manuals and procedures, software programs and subroutines, source and object code, trade secrets, copyrights, ideas, techniques, know-how, inventions (whether patentable or not), and any other information of any type relating to designs, product specifications, configurations, toolings, schematics, master works, algorithms, flowchart, circuits, works of authorship, formulae, mechanisms, research, manufacture, assembly, installation, marketing, pricing, customers, salaries and terms of compensation of Company employees, computer software, design documents, videos, internal reports and memoranda, and cost or other financial data concerning any of the foregoing or the Company and its operations generally. Information that the Company has itself made public, such as information presented in press releases, advertisements or documents filed with governmental regulatory authorities, is not confidential information.
          Data Privacy. All personally identifiable information of individuals shall be handled in accordance with Company’s data security policy and privacy policies.
          Required Disclosures. If you receive a subpoena or court order that requires the production of Company documents or the disclosure of Company information, you must promptly inform and coordinate your response with the Legal Department.
     F. Protection and Proper Use of Company Assets
          You must endeavor to protect the Company’s assets and property and ensure their efficient use. All Company funds must be handled responsibly, honestly and with the utmost of care. Theft, carelessness and waste have a direct impact on the Company’s profitability. You must report any suspected incident of fraud, abuse or theft immediately for investigation. Executive officers or members of the Board of Directors must report such suspected fraud or theft to the Board of Directors or a committee of the Board of Directors. All assets and property of the Company, including company funds and assets must be used for legitimate business purposes only and in accordance with Company policies.
     G. Accurate Record-Keeping and Disclosure
          As a NASDAQ-listed, publicly-traded company, Tekelec must create and maintain full, fair, timely, accurate and understandable records and public disclosures. Each employee of Tekelec is personally responsible for properly and accurately completing and recording all information and records relating to transactions under his or her control (including the reporting of time and documenting attendance and absence). All payments and other transactions must be properly authorized and be accurately and completely recorded in Tekelec’s books and records in accordance with generally accepted accounting principles and Tekelec’s accounting policies.

          Accurate and understandable business records enable Tekelec management to make informed business decisions. Additionally, the Company is required to make certain disclosures and provide certain information to investors and to various government agencies (including the Securities and Exchange Commission and customs agencies) and incorrect information could create civil or criminal liability on the part of the individuals involved and/or the Company.
          Tekelec is committed to full, fair, timely, accurate and understandable disclosure to governmental agencies and all other public communications that we make — whether written or oral. All employees, including senior management and employees with financial reporting responsibility, are required to uphold these standards in all Tekelec public disclosures. In connection with Tekelec’s record-keeping and reporting duties, Tekelec employs both internal and external auditors, and all employees must cooperate with all requests from these auditors. Employees must not improperly influence, manipulate or mislead any auditor.
          You must not prepare any record that is misleading or inaccurate. If you are asked to do so, or if you learn that any record is misleading or inaccurate, you are required to promptly notify an Escalation Party, no matter how insignificant the error or inaccuracy appears. The Escalation Party should take immediate steps to reconcile the inaccuracy, inform the necessary personnel and business activities, and take steps to ensure that such errors do not occur again.
     H. Records Retention
          Legal and regulatory concerns require the retention of various types of Company records for varying periods of time. You must retain Tekelec records according to the Company’s applicable records retention policies. In addition, when any investigation (whether internal, external or governmental) or litigation is ongoing, pending or imminent, or if you have been otherwise told to refrain from destroying a record, you must not destroy, alter, mutilate or conceal such record. If you have any questions about record retention or destruction, please contact the Legal Department.
     I. Discrimination and Harassment
          We value the diversity of our employees and are committed to providing equal opportunity in all aspects of employment. The Company requires strict adherence to its policies and applicable laws regarding equal employment opportunities and discrimination in the workplace. The Company will not tolerate any unlawful discrimination or harassment of any kind.
     J. Health and Safety
          The Company strives to provide each employee with a safe and healthy work environment. Each employee is responsible for maintaining a safe and healthy workplace for their colleagues by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

          The Company will not tolerate violence or threatening behavior in the workplace. You are required to report to work in condition to perform your duties, including without limitation being free from the influence of illegal drugs or alcohol. The Company will not tolerate the use or possession of illegal drugs in the workplace, at Company events or on any Company property.
     K. Fair Dealing
          The Company seeks to outperform its competition fairly and honestly through superior performance and not through unethical or illegal business practices. You must deal fairly with your colleagues and customers, suppliers and competitors of the Company. You cannot steal confidential information, sabotage competitors, possess or use trade secret information obtained without the owner’s consent or induce such disclosures by past or present employees of other companies. You may not take unfair advantage of anyone through manipulation, concealment, abuse of confidential information, misrepresentation of material facts or any other unfair-dealing practice.
     L. Antitrust and Trade Laws
          Antitrust Compliance. Antitrust and trade laws are intended to preserve and promote fair and open competition. Tekelec is committed to strict compliance with the spirit and intent of all antitrust and trade practice laws. These laws generally forbid (i) agreements among competitors that fix prices or terms of competition or otherwise unreasonably restrict competition, and (ii) exclusionary conduct by a firm with monopoly power or a dangerous probability of obtaining market power. Severe criminal and civil penalties are applicable to individuals and companies that violate antitrust laws.
          Note that, an “agreement,” for the purpose of the U.S. antitrust laws has the broadest possible meaning. Unlawful agreements need not take the form of a written contract or consist of express commitments or mutual assurances. Courts can and do infer agreements based on circumstantial evidence such as the exchange of current or future price information or competitive strategies.
          Communications with Competitors. Any communication with a competitor’s representative, no matter how innocent you intend it to be, may later be subject to antitrust scrutiny. You must conduct all relations with competitors and other third parties, including social activities, as if they were completely in the public view. Even conversations in legitimate settings may later be subject to probing examination and unfavorable interpretation. For example, trade association meetings serve a perfectly legitimate and worthwhile purpose. However, these meetings can also provide an opportunity for improper discussions. Informal gatherings outside official trade association meetings can be particularly risky from an antitrust perspective. Employees attending social functions with competitor representatives should limit their conversation to “small talk” and avoid topics that could be construed as collusion by competitors.

          Prohibited Conduct. The following types of agreements and activities are prohibited with competitors:
•	Allocating Customers or Territories and Bid Rigging. Any agreement or understanding between competitors to allocate customers or potential customers between them is prohibited, whether the allocation is by territory, customer classification or otherwise. An example would be a non-aggression agreement such as “if you don’t approach my customers, I won’t approach yours.” Bid rigging (arranging for one competitor to win a bid or fixing prices in bids or the coordinated withdrawal of a bid, whether for public or private contracts) is another example of prohibited conduct. Therefore, information about customer relationships or bids should not be shared with competitors. While certain exclusive dealing arrangements or refusals to deal may be permitted you should consult with the Legal Department before undertaking any such activities.

•	Boycotts. Any agreement or understanding between competitors to refuse to deal with specified customers, suppliers or others is prohibited. An example may be an agreement not to sell to “price cutters” or to sell only to “legitimate” purchasers.

•	Price Fixing. The term “price fixing” refers to any joint action that has the effect of raising, lowering, pegging or stabilizing the price of goods or services at any level, whether high or low. Competing firms may not agree, implicitly or explicitly, to fix or stabilize prices, or otherwise eliminate or stifle competition between them over prices or items related to prices such as discounts, credit/payment terms or manufacturing levels. Do not place prohibitions on what a vendor or distributor of our products can charge for their resale. It makes no difference that the understanding or agreement seems to have a reasonable purpose, such as to stabilize “chaotic” prices, to help dealers in a local “price war,” or to prevent “over production.”

•	Agreements on Products and Standards. Agreements or understandings between competitors to suppress new technological developments, limit the quality of their products or “standardize” products with the intent of impairing competition are prohibited and must be avoided. While agreements concerning open technical standards or safety and environmental matters may generally be permitted, any involvement in a potentially pro-competitive standard-setting organization must be in accordance with applicable Company policies.

•	Product Sales. The antitrust laws regulate how a company may price its products and have restrictions on sales below cost, bundling, linkages between products and reciprocal dealing arrangements. Before entering into any such programs you should consult the Legal Department for guidance.

          International Activities. With regard to international activities, you should be aware that United States antitrust laws apply to conduct that occurs outside the United States if that conduct has a direct, substantial and reasonably foreseeable effect on commerce within the United States. Moreover, the European Union and many foreign countries both within and outside the European Union enforce competition laws as well. Although foreign competition laws are generally similar to United States antitrust laws, they can be more restrictive. Accordingly, if you transact Company business in foreign countries, you must comply with the laws of the relevant countries in addition to United States antitrust laws where applicable. Similarly, the antitrust laws of the United States apply to all foreign entities doing business in the United States.
          The above description does not exhaust the reach of antitrust and unfair competition laws. Please contact the Legal Department if you have any questions concerning the application of such laws to any current, proposed or contemplated business transaction or practice of the Company, or their application to anyone with whom the Company does business.
     M. Import/Export Control
          Every country in which Tekelec conducts business regulates the import and export of goods to and from such country by means of import and export laws and regulations. These laws prohibit or limit the physical or electronic delivery of certain Tekelec products, software and/or technology to particular nations, persons and entities.
          The United States regulates the export of certain technologies, goods, software or technology from the U.S. to certain foreign nations and citizens of these foreign nations (including fellow Tekelec employees). In some cases, a license must be obtained prior to the export of goods, software, or technology. These regulations are subject to change and therefore Tekelec maintains a separate Export Control Policy relating to these restrictions. You should maintain your familiarity with current rules on a regular basis.
     N. Embargoes and Illegal Boycotts
          Embargoed Nations and Entities. The United States has enacted embargoes against certain foreign entities and nations (including drug trafficking organizations, terrorist groups, Cuba, Iran, Sudan, Syria and North Korea). Accordingly, Tekelec cannot be involved in, and Tekelec’s U. S. management entities cannot transact any business with these entities and persons from these nations. The Legal Department maintains a list of these embargoed entities and nations and, prior to transacting business with any new entity or in any new nation, you must review the status of such entity and/or nation with the Legal Department.
          You should contact the Legal Department before exporting to, importing from, promoting sales to, providing technical support to or otherwise doing any business with individuals or entities that you have reason to believe are from countries subject to a U.S. embargo or are subject to export restrictions as identified in the Tekelec Export Control Policy.

          In addition, because the United States has restricted travel to certain countries, employees who travel internationally must familiarize themselves with the rules and procedures for obtaining and using business travel documents, including passports, visas, approvals and special documentation.
          Illegal Boycotts. Tekelec does not participate in boycotts of nations or entities that the United States does not support. Of principal concern is the Arab League Boycott of Israel. You must never provide any information about Tekelec’s business dealings with boycotted nations and entities in certificates of origin, contracts, requests for proposals, or otherwise to persons that are, or who you suspect may be, participating in any illegal boycott. The Company must generally report any boycott-related requests to the United States government. You must immediately contact the Legal Department if you receive what you believe may be a boycott-related request.
     O. Foreign Payments and Anti-Corruption Laws
          Gifts and Payments to Foreign Government Employees. The Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws prohibit any direct or indirect form of bribe, gratuity or kickback to foreign government officials, employees, candidates for office, officials and employees of international organizations like the World Bank or United Nations, and foreign political parties.
          Generally, it is a violation of the FCPA to directly or indirectly pay, give, offer or promise anything of value (not merely money or gifts) to any officer, employee or representative of a government outside the United States or of a public international organization, or to any political party, party official, or candidate for political office outside the United States in order to (i) secure an improper advantage in obtaining, retaining, or directing business, (ii) influence any act or decision of the recipient in an official capacity, or (iii) induce the recipient to do or omit to do an act in violation of such person’s lawful duty. An example of an impermissible indirect activity would be a payment made through an intermediary or agent where you know or should be aware that such payment would be passed along for prohibited purposes. In addition, local laws generally prohibit bribes, gratuities and kickbacks to influence officials regardless of the business purpose involved. For example, the UK Bribery Act, which potentially applies to Tekelec globally because of its UK operations, differs from the FCPA in that, among other things, it prohibits bribery of anyone (not just government officials), criminalizes receipt of a bribe, includes a corporate offense of failure to prevent bribery by persons associated with a company and does not allow a safe harbor for minor facilitating payments. The existence of such laws and their sometimes inconsistent interface with U.S. requirements make caution in this area all the more important. In countries where bribes, gratuities and kickbacks are considered commonplace or even customary, you must be particularly careful to follow Company standards as well as local and U.S. laws, including when doing business with government officials, government employees or candidates for office and their respective family members and representatives.
          Tekelec must also ensure that it, as well as each agent or contractor making foreign payments on Tekelec’s behalf, maintains accurate records relating to all foreign payments and that Tekelec has the right to audit such payments. You must ensure that you have fully and accurately accounted for and can trace any Company property provided to any third party. In addition, you must conduct and document due diligence on all foreign agents, joint venture partners and other foreign business partners to ensure that they do not run afoul of the FCPA or foreign anti-bribery laws. Also, you must obtain a written representation and warranty from all such parties that they are not government officials and have not and will not violate the FCPA or applicable local anti-bribery laws. Overall, you must ensure that all payments made by Tekelec are not in violation of the FCPA and other anti-corruption laws, are made according to the agreed-upon terms of contracts and are recorded accurately on the books and records of the Company and its agents and contractors. Tekelec has specific policies and procedures regarding these matters.
          Violating domestic or foreign anti-corruption laws can lead to severe civil and criminal penalties, including imprisonment. Any concerns relating to these matters should be reported to the Legal Department immediately.
          Facilitating Payments. Tekelec generally prohibits the use of “facilitating payments” — payments made to facilitate or speed-up foreign government approvals or other actions. Examples of facilitating payments include obtaining expedited governmental services, license approvals, or immigration or customs clearances. If you feel that such a payment is necessary, you must obtain specific prior written approval from the Legal Department.
     P. Anti-Money Laundering Laws
          We will comply with all applicable anti-money laundering laws, rules and regulations. The U.S. anti-money laundering laws prohibit the Company from engaging in a financial transaction if we know that the funds involved were derived from illegal activities. If you believe a party to a business transaction is engaged in an illegal activity or using proceeds derived from an illegal activity, please contact the Legal Department prior to entering into the transaction.
     Q. Political, Charitable and Religious Activities.
          Tekelec encourages your personal participation in political, charitable and religious organizations of your choice. That said, participation in political, charitable or religious activities is your personal decision and, as such, these activities are to be restricted to your own time and must be conducted away from Tekelec property. You may not circulate political, charitable or religious materials or conduct political, charitable or religious fundraising on Tekelec property unless approved in advance by the Company’s Chief Executive Officer. In addition, you may not use Tekelec’s name or assets in connection with any political, charitable or religious activity unless approved in advance by the Company’s Chief Executive Officer.
     R. Electronic Media and Privacy
          We provide access to and use of electronic mail, voicemail, the Internet, our Intranet, and other electronic media for business proposes. Incidental and immaterial use of such electronic media that does not interfere with the Company’s business or your performance is acceptable.

However, you may not use such electronic media for purposes that violate applicable laws, rules or regulations or the Company’s standards, policies or procedures. This includes transmission of threatening, obscene, insulting or harassing material. When sending information electronically, such as by email or instant messaging, employees should always use appropriate business-like language and tone.
          The Company expressly authorizes only certain officers and other individuals to speak on behalf of the Company. Your electronic messages (including voicemails) and computer information are considered Company property and you should not have any expectation of privacy with respect to your use of such electronic media. In accordance with applicable law, the Company may monitor or access your use of its electronic media at any time and may be required to provide information regarding such use to third parties in certain circumstances.
     S. Social Media
          The Company maintains standards, policies and procedures regarding the use of social media. Examples of social media include social networking sites and other Internet-based forums that rely on user-generated content. Regardless of whether you are using Company assets, social media must not be used to disclose any information that is confidential to the Company, its business, operations, employees, suppliers, customers or agents, or in any way that intentionally or inadvertently infringes on the rights of, or adversely affects such parties (e.g., through use of threatening, obscene, insulting or harassing material). Nothing contained herein should be interpreted to restrict or interfere with any individual’s legal rights, including applicable whistleblower or concerted activity protections.